UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-12127

Issuer: EMPIRE RESOURCES, INC.

Exchange: NYSE Alternext US LLC (formerly The American Stock Exchange)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

One Parker Plaza, Fort Lee, NJ 07024

(201) 944-2200

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of security from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rule to strike the class of securities from listing and/or withdraw on the Exchange.1

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Empire Resources, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 29, 2008	By /s/ Nathan Kahn	By /s/ Sandra Kahn
Date	Nathan Kahn, CEO	Sandra Kahn, CFO

___________________________

[1]	Form 25 and attached Notice will be considered compliance with provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.